UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )

TransMedics Group, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

89377M 109

(CUSIP Number)

May 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89377M 109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) United Therapeutics Corporation 52-1984749

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,458,413

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,458,413

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,413

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.89%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 89377M 109

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lung Biotechnology PBC 52-2225205

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,458,413

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,458,413

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,413

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.89%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: TransMedics Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 200 Minuteman Road, Andover, MA 01810

Item 2.
	(a)	Name of Persons Filing: United Therapeutics Corporation Lung Biotechnology PBC
	(b)	Address of Principal Business Office or, if none, Residence: 1040 Spring Street Siler Spring, MD 20910
	(c)	Citizenship: United Therapeutics Corporation is a Delaware corporation and Lung Biotechnology is a Delaware public benefit corporation
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 89377M 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a) Amount beneficially owned: 1,458,413
(b) Percent of class: 6.89%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,458,413
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,458,413

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Lung Biotechnology PBC is a wholly-owned subsidiary of United Therapeutics Corporation.

Item 8.	Identification and Classification of Members of the Group.
Please see Item 3.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020		UNITED THERAPEUTICS CORPORATION

	By:	/s/ John S. Hess, Jr.
	Name:	John S. Hess, Jr.
	Title:	Executive Vice President, Deputy General Counsel and Assistant Secretary

Date: February 7, 2020		LUNG BIOTECHNOLOGY PBC

	By:	/s/ John S. Hess, Jr.
	Name:	John S. Hess, Jr.
	Title:	Executive Vice President, Deputy General Counsel and Assistant Secretary